Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Agora IO Hongkong Limited	Hong Kong
Agora IO, Inc	Cayman Islands
Agora Lab, Inc.	California, United States
Agora.IO Ltd	United Kingdom
Dayin Network Technology Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Shanghai Zhaoyan Network Technology Co., Ltd.	PRC